100 Northfield Street Greenwich, Connecticut 06830 Tel: (203) 618-0065 Fax: (203)-618-0063

April 11, 2007

Adé K. Heyliger, Esq. Special Counsel Office of Mergers and Acquisitions United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-0303

Re:

Applebee’s International, Inc.

Preliminary Proxy Statement on Schedule 14A filed March 29, 2007

Soliciting Materials filed March 9, February 13, January 26, 2007 and

December 11, 2006 Pursuant to Rule 14a-12

By Breeden Capital Management LLC et al.

File No. 000-17962

Dear Mr. Heyliger:

In connection with the response of Breeden Capital Management LLC, Breeden Partners L.P., Breeden Partners (California) L.P., Breeden Partners Holdco Ltd, Richard C. Breeden, Laurence E. Harris, Steven J. Quamme and Raymond G.H. Seitz (collectively, the “Filing Persons”) to the comments of the staff of the United States Securities and Exchange Commission (the “Commission”) contained in your letter to Richard Breeden, dated April 10, 2007, the Filing Persons acknowledge that:

(i) each of the Filing Persons is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) staff comments or changes to the disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the Filing Persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call Daniel S. Sternberg at (212) 225-2630 at Cleary Gottlieb Steen & Hamilton LLP.

Breeden Capital Management LLC

By: /s/ Richard C. Breeden

Name: Richard C. Breeden

Title: Managing Member

Breeden Partners L.P.

By: Breeden Capital Partners LLC, its general partner

By: /s/ Richard C. Breeden

Name: Richard C. Breeden

Title: Managing Member

Breeden Partners (California) L.P.

By: Breeden Capital Partners LLC, its general partner

By: /s/ Richard C. Breeden

Name: Richard C. Breeden

Title: Managing Member

Breeden Partners Holdco Ltd.

By: /s/ Richard C. Breeden

Name: Richard C. Breeden

Title: Director

Breeden Partners Cayman Ltd.

By: /s/ Richard C. Breeden

Name: Richard C. Breeden

Title: Director

/s/ Richard C. Breeden
Richard C. Breeden

/s/ Laurence E. Harris
Laurence E. Harris

2

/s/ Steven J. Quamme
Steven J. Quamme

/s/ Raymond G.H. Seitz
Raymond G.H. Seitz

3